Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

May 26, 2005

Item 3  News Release

A press release was issued on May 26, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire

Item 4  Summary of Material Change

On May 26, 2005, the Company announced that it obtained shareholder approval for amendments to its articles of incorporation which will, among other things, collapse the Company's dual-class capital structure. Following the effective date of the amendments, the Company will have only one class of voting common shares.

Holders of all outstanding multiple voting share have agreed to convert all such shares to subordinate voting shares. Upon the filing of articles of amendment in accordance with the special resolution, all outstanding subordinate voting shares will be designated common shares. The company initially intended to file the articles of amendment on or about May 31, 2005. The Company now intends to make the filing on or about June 8, 2005.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Mark Badger,
Vice President, marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

June 1, 2005

SCHEDULE “A”

Royal Group Announces Shareholder Approval To Create Single Class of Voting Shares

TORONTO, May 26 /CNW/ - Royal Group Technologies Limited (RYG.SV - TSX; RYG - NYSE) (Royal Group or the Company) today announced that it has obtained shareholder approval at its May 26, 2005 annual and special meeting of shareholders for amendments to its articles of incorporation which will, among other things, collapse the company's dual-class capital structure. Following the effective date of the amendments, the company will have only one class of voting common shares.

Holders of all outstanding multiple voting shares, including the company's controlling shareholder, Mr. Vic De Zen, have agreed to convert all such shares to subordinate voting shares. Upon the filing of articles of amendment in accordance with the special resolution, all outstanding subordinate voting shares will be designated common shares. Delivery of subordinate voting share certificates will continue to be good delivery for settlement of trades of common shares of the TSX and NYSE. The company intends to file the articles of amendment on or about May 31, 2005.

The Company's March 24, 2005 press release and its April 22, 2005 Proxy Circular set out the details of the above noted amendments.

About Royal Group

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome, the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 26, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: contact: Robert Lamoureux, Lead Director and Interim CFO or Mark Badger, Vice President, Marketing and Corporate Communications, Phone: (905) 264-0701, Fax: (905) 264-0702